Lanikai Brewing Company LLC



ANNUAL REPORT

175 C Hamakua Drive

Kailua, HI 96734

(808) 295-7303

www.lanikaibrewing.com

This Annual Report is dated June 17, 2024.

BUSINESS

Lanikai Brewing Company (LBC) is an independently-owned, innovative, Island Inspired®, Hawai'i-made craft beer and spirits venture. In an industry that consists of large companies that mass-produce industrialized beer, we take our cues from premium, local, rare, and exotic ingredients, grown by local farmers or foraged from across the Pacific, to produce bold and flavorful beers, often using Native Hawaiian yeasts and microflora. We maintain a profound commitment to our community and islands in everything we do. As one of the most sustainable breweries in the country, we are working towards becoming one of the first carbon-negative breweries. Our local Kailua taproom is a family-friendly gathering place with indoor and outdoor seating, a food menu, and a full-service bar.

Lanikai Brewing Company, LLC, is a limited liability company organized under the laws of the State of Hawaii on March 14, 2011. In February 2020, the Company formed Seven Mile Miracle, LLC, a wholly-owned subsidiary, for the purpose of operating a full-service bar and restaurant in Haleiwa, Hawaii.

Previous Offerings

Lanikai Brewing Company LLC has had only one securities offering in the last three years, which was the StartEngine regulated equity crowdfunding campaign in 2023.

The results of that offering was a sale of 221,227 shares of Class C Common Units to 316 investors at a price of $2.04 per share.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $2,448,394, a 16% increase over fiscal year 2022 revenue of $2,115,072. The significant improvement was driven by the continued growing success of our Kailua pub/restaurant with expanded food service and beverage menus. Additionally, 2023 sales to our distributor continued to grow with additional new products and retail outlets.

Cost of sales

Cost of Goods Sold (COGS) in 2023 was $873,741, an increase of approximately $128,000 (or 17%) from costs of $745,988 in fiscal year 2022. COGS as a % of Sales remained consistent year-over-year (35.7% vs. 35.3%), despite the inflation related impacts on electricity, freight/shipping, and raw materials costs.

Gross margins

2023 gross profit increased by almost $206,000 (or 15%) over 2022 gross profit, and gross margins as a percentage of revenues were quite consistent (64.3% vs. 64.7%). This performance was the result of relatively balanced growth in both sales to our distributor (19%) and on-premise direct-to-consumer (DTC) sales from the Kailua pub/restaurant (15%).

Expenses

The Company's operating expenses consist of, among other things, compensation and benefits, selling & general administrative expenses, occupancy expenses, insurance, depreciation, and professional fees. Total operating expenses in 2023 increased $282,000 from 2022, or 18%.

Historical results and cash flows:

Historically, Lanikai Brewing Company has been funded by founders' contributions and debt through 2022, then an equity fundraising campaign in 2023. Total sales have grown at a steady pace since the first year of production, from $360,000 in 2015 to over $2.4 million in 2023.

We still have excess capacity in our production facility so will be able to handle the expected future increases in production and sales without large investments in capital equipment. The majority of our near-term growth will come from increased sales to our distributor (craft beer, seltzer, and distilled spirits) and opening two more restaurants with full-service bars for more direct-to-consumer sales.

The Company believes past financial performance is indicative of future results. Raising funds by selling equity in the 2023 crowdfunding initiative improved the strength of our balance sheet and will help support our growth initiatives.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $201,334.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Small Business Administration

Amount Owed: $493,157.00

Interest Rate: 3.75%

Maturity Date: December 15, 2052

This is a SBA loan that is collateralized by assets of the company and has restrictions as to the use of the proceeds. The two principal officers of the company provided personal guarantees on this loan. The original principal was $500,000 and the amount owed above was calculated as of 12/31/2023.

Creditor: Intuit Financing, Inc. (IFI)

Amount Owed: $35,366.00

Interest Rate: 11.99%

Maturity Date: June 10, 2024

Amount calculated as of 12/31/2023.

Creditor: Members

Amount Owed: $350,335.00

Interest Rate: 10.5%

Maturity Date: December 31, 2030

The interest rate is prime + 2%. There is no defined payback period. Amount calculated as of 12/31/2023.

Creditor: Shareholder

Amount Owed: $155,430.00

Interest Rate: 8.0%

Maturity Date: December 31, 2030

There is no defined payback period. Amount calculated as of 12/31/2023.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Steve Haumschild

Steve Haumschild's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Board Member and Brewmaster

Dates of Service: January, 2014 - Present

Responsibilities: Accountable for overall strategic and operational direction of the company, which includes the oversight of Production (brewing and distilling), Sales & Marketing, and the Kailua pub/restaurant. The responsibilities entail long-term vision, creativity in new products and recipes, effective communication, mentoring/leadership, problem-solving, relationship building, sustainability, and risk management, among other things.

Other business experience in the past three years:

Employer: Hawaiian Craft Brewers Guild

Title: Active member of the Guild; has held the title of Vice President.

Dates of Service: July, 2015 - Present

Responsibilities: Support the mission of advancing the craft beer industry in Hawaii, primarily through influencing legislation that is favorable to the independent craft brewers in Hawaii.

Name: Allan Darling

Allan Darling's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO and Board Member

Dates of Service: January, 2014 - Present

Responsibilities: Accountable for all technical accounting, financial reporting, risk management, tax matters, treasury matters and overall compliance in the areas of accounting and tax. Also responsible for overseeing HR issues and processes.

Name: Dan Frerich

Dan Frerich's current primary role is with SSFM International. Dan Frerich currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member

Dates of Service: February, 2014 - Present

Responsibilities: Role is limited to board member. Dan attends board meetings and reviews financial statements.

Name: Julian Ritchey

Julian Ritchey's current primary role is with RevoluSun LLC. Julian Ritchey currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member

Dates of Service: May, 2019 - Present

Responsibilities: Role is limited to board member. Julian attends board meetings and reviews financial statements.

Other business experience in the past three years:

Employer: RevoluSun LLC

Title: Project Developer

Dates of Service: June, 2010 - Present

Responsibilities: Develop and design new commercial and residential projects for renewable energy.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Founders Units

Member Name: Steven R. Haumschild Living Trust (Malia S Haumschild as beneficiary)

Amount and nature of Beneficial ownership: 3,222,732

Percent of class: 53.7

Title of class: Class P Preferred Units

Member Name: Steven R. Haumschild Living Trust (Malia S Haumschild as beneficiary)

Amount and nature of Beneficial ownership: 1,236,107

Percent of class: 37.7

Title of class: Class B Employee Units

Member Name: Steven R. Haumschild Living Trust (Malia S Haumschild as beneficiary)

Amount and nature of Beneficial ownership: 2,600,000

Percent of class: 70.7

Title of class: Class A Founders Units

Member Name: Allan D. Darling Trust (Tracy Philips as beneficiary)

Amount and nature of Beneficial ownership: 2,269,805

Percent of class: 37.8

Title of class: Class P Preferred Units

Member Name: Allan D. Darling Trust (Tracy Philips as beneficiary)

Amount and nature of Beneficial ownership: 288,348

Percent of class: 8.8

Title of class: Class B Employee Units

Member Name: Allan D. Darling Trust (Tracy Philips as beneficiary)

Amount and nature of Beneficial ownership: 877,274

Percent of class: 23.9

RELATED PARTY TRANSACTIONS

Name of Entity: Allan Darling

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Founder's Loan balance of $124,370 as of 12/31/23

Material Terms: Interest accrues at prime + 2.0%. Payback period is not defined.

Name of Entity: Brandon Cody

Relationship to Company: One of the original co-founders, however no longer associated with the company.

Nature / amount of interest in the transaction: Founder's Loan balance of $0 as of 12/31/23

Material Terms: Interest accrues at prime + 2.0%. Payback period is not defined.

Name of Entity: Dan Frerich

Relationship to Company: Director

Nature / amount of interest in the transaction: Founder's Loan balance of $22,789 as of 12/31/23.

Material Terms: Interest accrues at prime + 2.0%. Payback period is not defined.

Name of Entity: Steve Haumschild

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Founder's Loan balance of $203,175 as of 12/31/23.

Material Terms: Interest accrues at prime + 2.0%. Payback period is not defined.

OUR SECURITIES

The company has authorized Class A Founders Units, Class P Preferred Units, Class B Employee Units, and Class C Common Units. As part of the Regulation Crowdfunding raise in 2023, the Company offered up to 605,392 of Class C Common Units.

Class A Founders Units

The amount of security authorized is 6,000,000 with a total of 6,000,000 outstanding.

Voting Rights

One vote for each unit held

Material Rights

(a) Proceeds from a Capital Event shall be distributed to the Members: (i) First, to the holders of the Class A Units and Class P Units, in proportion to their Capital Units, until they have received aggregate distributions under this Section 8.02(a)(i) in an amount equal to the aggregate Capital Contributions made in respect of such Capital Units. (ii) Second, to holders of Class B Employee Units, in proportion to such Class B Common Units, until the aggregate distributions to holders of Class B Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class B Common Units have received the Class B Common Units Percentage, of the total distributions to all such holders. (iii) Third to holders of Class C Common Units, in proportion to such Class C Common Units, until the aggregate distributions to holders of Class C Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class C Common Units have received the Class C Common Units Percentage, of the total distributions to all such holders. (b) Notwithstanding the foregoing, a Class B Common Unit with an associated Strike Price (of greater than $0) shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 8.2(a)(iii) until an amount per Unit equal to the Strike Price associated with such Class B Common Unit has been distributed under Section 8.2(a)(iii). For purposes of this Section 8.2, such Class B Common Units shall not be considered to be issued or outstanding until such distributions have been made. Thereafter, such Class B Common Units shall participate in any remaining amounts to be distributed on a pro rata basis.

"Capital Event" means any liquidation of the Company or any subsidiary or any sale or other disposition of all or substantially all of the assets of the Company or any subsidiary in a single transaction or an integrated series of transactions entered into with the intent of disposing of all or substantially all of the assets of the Company or any

subsidiary, including by way of merger or consolidation of the Company with or into any other entity. Capital Transaction also means any recovery under any insurance policy providing for protection against a loss of any significant portion of the Company's or any subsidiary's assets.

Limitations on Transfers: There are certain restrictions on the ability to transfer units held by Members. See exhibit F for additional information.

Class P Preferred Units

The amount of security authorized is 4,293,998 with a total of 4,293,998 outstanding.

Voting Rights

One vote for each unit held

Material Rights

The total amount outstanding includes 1,019,543 units to be issued pursuant to outstanding warrants.

(a) Proceeds from a Capital Event shall be distributed to the Members: (i) First, to the holders of the Class A Units and Class P Units, in proportion to their Capital Units, until they have received aggregate distributions under this Section 8.02(a)(i) in an amount equal to the aggregate Capital Contributions made in respect of such Capital Units. (ii) Second, to holders of Class B Employee Units, in proportion to such Class B Common Units, until the aggregate distributions to holders of Class B Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class B Common Units have received the Class B Common Units Percentage, of the total distributions to all such holders. (iii) Third to holders of Class C Common Units, in proportion to such Class C Common Units, until the aggregate distributions to holders of Class C Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class C Common Units have received the Class C Common Units Percentage, of the total distributions to all such holders. (b) Notwithstanding the foregoing, a Class B Common Unit with an associated Strike Price (of greater than $0) shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 8.2(a)(iii) until an amount per Unit equal to the Strike Price associated with such Class B Common Unit has been distributed under Section 8.2(a)(iii). For purposes of this Section 8.2, such Class B Common Units shall not be considered to be issued or outstanding until such distributions have been made. Thereafter, such Class B Common Units shall participate in any remaining amounts to be distributed on a pro rata basis.

"Capital Event" means any liquidation of the Company or any subsidiary or any sale or other disposition of all or substantially all of the assets of the Company or any subsidiary in a single transaction or an integrated series of transactions entered into with the intent of disposing of all or substantially all of the assets of the Company or any subsidiary, including by way of merger or consolidation of the Company with or into any other entity. Capital Transaction also means any recovery under any insurance policy providing for protection against a loss of any significant portion of the Company's or any subsidiary's assets.

Limitations on Transfers: There are certain restrictions on the ability to transfer units held by Members. See exhibit F for additional information.

Class B Employee Units

The amount of security authorized is 3,677,274 with a total of 3,677,274 outstanding.

Voting Rights

One vote for each unit held

Material Rights

(a) Proceeds from a Capital Event shall be distributed to the Members: (i) First, to the holders of the Class A Units and Class P Units, in proportion to their Capital Units, until they have received aggregate distributions under this Section 8.02(a)(i) in an amount equal to the aggregate Capital Contributions made in respect of such Capital Units. (ii) Second, to holders of Class B Employee Units, in proportion to such Class B Common Units, until the aggregate distributions to holders of Class B Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class B Common Units have received the Class B Common Units Percentage, of the total distributions to all such holders. (iii) Third to holders of Class C Common Units, in proportion to such Class C Common Units, until the aggregate distributions to holders of Class C Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class C Common Units have received the Class C Common Units Percentage, of the total distributions to all such holders. (b) Notwithstanding the foregoing, a Class B Common Unit with an associated Strike Price (of greater than $0) shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 8.2(a)(iii) until an amount per Unit equal to the Strike Price associated with such Class B Common Unit has been distributed under Section 8.2(a)(iii). For purposes of this Section 8.2, such Class B Common Units shall not be considered to be issued or outstanding until such distributions have been made. Thereafter, such Class B Common Units shall participate in any remaining amounts to be distributed on a pro rata basis.

"Capital Event" means any liquidation of the Company or any subsidiary or any sale or other disposition of all or substantially all of the assets of the Company or any subsidiary in a single transaction or an integrated series of transactions entered into with the intent of disposing of all or substantially all of the assets of the Company or any subsidiary, including by way of merger or consolidation of the Company with or into any other entity. Capital

Transaction also means any recovery under any insurance policy providing for protection against a loss of any significant portion of the Company's or any subsidiary's assets.

Limitations on Transfers: There are certain restrictions on the ability to transfer units held by Members. See exhibit F for additional information.

Class C Common Units

The amount of security authorized is 1,028,728 with a total of 349,529 outstanding.

Voting Rights

One vote for each unit held

Material Rights

(a) Proceeds from a Capital Event shall be distributed to the Members: (i) First, to the holders of the Class A Units and Class P Units, in proportion to their Capital Units, until they have received aggregate distributions under this Section 8.02(a)(i) in an amount equal to the aggregate Capital Contributions made in respect of such Capital Units. (ii) Second, to holders of Class B Employee Units, in proportion to such Class B Common Units, until the aggregate distributions to holders of Class B Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class B Common Units have received the Class B Common Units Percentage, of the total distributions to all such holders. (iii) Third to holders of Class C Common Units, in proportion to such Class C Common Units, until the aggregate distributions to holders of Class C Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class C Common Units have received the Class C Common Units Percentage, of the total distributions to all such holders. (b) Notwithstanding the foregoing, a Class B Common Unit with an associated Strike Price (of greater than $0) shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 8.2(a)(iii) until an amount per Unit equal to the Strike Price associated with such Class B Common Unit has been distributed under Section 8.2(a)(iii). For purposes of this Section 8.2, such Class B Common Units shall not be considered to be issued or outstanding until such distributions have been made. Thereafter, such Class B Common Units shall participate in any remaining amounts to be distributed on a pro rata basis.

"Capital Event" means any liquidation of the Company or any subsidiary or any sale or other disposition of all or substantially all of the assets of the Company or any subsidiary in a single transaction or an integrated series of transactions entered into with the intent of disposing of all or substantially all of the assets of the Company or any subsidiary, including by way of merger or consolidation of the Company with or into any other entity. Capital Transaction also means any recovery under any insurance policy providing for protection against a loss of any significant portion of the Company's or any subsidiary's assets.

Limitations on Transfers: There are certain restrictions on the ability to transfer units held by Members. See exhibit F for additional information.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (Lanikai Brewing Company LLC) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Common Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class C Common Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the brewing and distilling industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Class C Common Units that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Lanikai Brewing Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Lanikai Brewing Company could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 17, 2024.

Lanikai Brewing Company LLC

By   /s/ *Allan Darling*

          Name: Lanikai Brewing Company LLC

          Title: CFO and Board Member

Exhibit A

FINANCIAL STATEMENTS

Consolidated Financial Statements and Independent Accountants' Review Report

Lanikai Brewing Company, LLC, and its wholly owned subsidiary

December 31, 2023 and 2022

Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members,
Lanikai Brewing Company, LLC, and its wholly-owned subsidiary, Seven Mile Miracle, LLC:

We have reviewed the accompanying consolidated financial statements of Lanikai Brewing Company, LLC, and its wholly-owned subsidiary, Seven Mile Miracle, LLC, (collectively, the "Company") which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in members' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the "consolidated financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct reviews in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants ("AICPA"). Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the consolidated financial statements for them to be in accordance with U.S. GAAP. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Verity CPAs

March 26, 2024

A Hawaii Public Accounting Firm | 700 Bishop Street | Suite 1819 | Honolulu | HI 96813

Lanikai Brewing Company, LLC

CONSOLIDATED BALANCE SHEETS

As of December 31,

		2023		2022
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	201,334	$	98,041
Accounts receivable, net		43,144		34,203
Note receivable		6,275		-
Inventory		139,094		135,385
Prepaid expenses and other current assets		42,912		20,270
Right-of-use asset, current portion		98,159		84,606
Total current assets		530,918		372,505
NON-CURRENT ASSETS				
Property and equipment, net		363,110		464,050
Deposits		42,427		21,739
Right-of-use asset, less current portion		579,329		411,207
Total non-current assets		984,866		896,996
TOTAL ASSETS	$	1,515,784	$	1,269,501
LIABILITIES AND MEMBERS' DEFICIT				
CURRENT LIABILITIES				
Accounts payable	$	27,403	$	35,843
Accrued expenses		102,880		86,089
Small Business Administration loans, current portion		29,760		32,240
Merchant loans, current portion		35,366		107,774
Lease liability, current portion		98,159		84,606
Total current liabilities		293,568		346,552
NON-CURRENT LIABILITIES				
Small Business Administration loans, less current portion		463,398		467,760
Accrued interest expense		861		20,092
Notes payable to members		505,764		493,006
Lease liability, net, less current portion		579,329		411,207
Total non-current liabilities		1,549,352		1,392,065
COMMITMENTS AND CONTINGENCIES		-		-
Total liabilities		1,842,920		1,738,617
MEMBERS' EQUITY				
Class C common units, net		378,176		-
Class P preferred units		175,000		175,000
Class A founder units		216,500		219,500
Accumulated deficit		(1,096,812)		(863,616)
Total members' equity		(327,136)		(469,116)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	1,515,784	$	1,269,501

The accompanying notes are an integral part of these consolidated financial statements.

Lanikai Brewing Company, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31,

	2023	2022
REVENUES	$ 2,448,394	$ 2,115,072
COSTS OF GOOD SOLD	873,741	745,988
Gross profit	1,574,653	1,369,084
OPERATING EXPENSES:		
Payroll and payroll related expenses	1,258,625	1,035,373
Selling, general, and administrative	254,271	230,884
Occupancy expenses	208,451	193,213
Insurance	90,911	90,160
Depreciation	28,832	22,393
Professional fees	32,091	18,935
Total operating expenses	1,873,181	1,590,958
LOSS FROM OPERATIONS	(298,528)	(221,874)
OTHER INCOME (EXPENSE):		
Pandemic related relief program	86,615	-
Grant revenue	25,000	-
Other miscellaneous income	23,217	35,775
Interest expense	(69,500)	(62,107)
Total other income (expense), net	65,332	(26,332)
NET LOSS	$ (233,196)	$ (248,206)

The accompanying notes are an integral part of these consolidated financial statements.

Lanikai Brewing Company, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the two-years ended December 31, 2023

| | Class A units | | Preferred units | | Class B units | | Class C units | | Accumulated | Total |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	
Balance at January 1, 2022	6,286,656	$ 225,500	4,293,998	$ 175,000	3,677,274	$ -	-	$ -	$ (615,410)	$ (214,910)
Retirement of units	(197,104)	(6,000)	-	-		-	-	-	-	-
Net loss	-	-	-	-		-	-	-	(248,206)	(248,206)
Balance at December 31, 2022	6,089,552	219,500	4,293,998	175,000	3,677,274	-	-	-	(863,616)	(463,116)
Unit issuance	-	-	-	-		-	221,227	403,135	-	403,135
Unit issuance costs	-	-	-	-		-	-	(24,959)	-	(24,959)
Retirement of units	(89,552)	(3,000)	-	-		-	-	-	-	-
Net loss	-	-	-	-		-	-	-	(233,196)	(233,196)
Balance at December 31, 2023	6,000,000	$ 216,500	4,293,998	$ 175,000	3,677,274	$ -	221,227	$ 378,176	$ (1,096,812)	$ (318,136)

The accompanying notes are an integral part of this consolidated financial statement.

6

Lanikai Brewing Company, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (233,196)	$ (248,206)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt recoveries	-	(92)
Depreciation	105,321	95,381
Disposal of property and equipment	-	20,105
Operating lease asset amoritization	(181,675)	(495,813)
Changes in assets and liabilities:		
Accounts receivable	(8,941)	(18,178)
Notes receivable	(6,275)	-
Inventory	(3,709)	(54,833)
Operating lease liability	181,675	495,813
Prepaid expenses and other current assets	(153)	(2,210)
Accounts payable	(8,440)	18,539
Accrued expenses	(19,231)	11,431
Accrued interest expenses	34,935	(17,019)
Net cash used in operating activities	(139,689)	(195,082)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(4,381)	(72,813)
Proceeds from disposal of proprty and equipment	-	10,500
Payments of refundable deposits	(20,688)	-
Net cash used in investing activities	(25,069)	(62,313)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from Small Business Administration loans	(6,842)	350,000
Proceeds from merchant loan	-	194,800
Payments on merchant loan	(72,408)	(158,815)
Payments on commercial loan	(5,386)	(46,065)
Proceeds from notes payable to members	-	-
Distributions to members	(3,000)	(6,000)
Issuance of Class C common units	355,687	-
Net cash provided by financing activities	268,051	333,920
NET INCREASE IN CASH AND CASH EQUIVALENTS	103,293	76,525
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	98,041	21,516
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 201,334	$ 98,041
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 22,537	$ 17,093
Non-cash financing activity -		
capitalization of interest to notes payable to members	$ 37,805	$ 21,383
Operating lease assets obtained in exchange for lease liabilities, net	$ 495,813	$ 520,949

The accompanying notes are an integral part of these consolidated financial statements.

Lanikai Brewing Company, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 1 – COMPANY BACKGROUND

Organization and nature of operations

Lanikai Brewing Company, LLC, is a limited liability company organized under the laws of the State of Hawaii. Lanikai Brewing Company, LLC, is comprised of a microbrewery and distillery that produces, packages and distributes a variety of "island-inspired" craft beer styles and craft spirits; and a craft pub that serves alcoholic and non-alcoholic beverages, as well as food, to the public.

Operating agreement

The following presents a summary of significant financial terms of Lanikai Brewing Company's Operating Agreement: (a) no member shall be personally liable for the expenses, debts, obligations, or liabilities of the Company and (b) profits and losses of the Company are to be allocated among the members in proportion to their respective membership percentage interest. The Operating Agreement should be referred to for more specific terms.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies for Lanikai Brewing Company, LLC, and its wholly owned subsidiary, Seven Mile Miracle, LLC, (collectively, the "Company"), that are applied consistently in the preparation of the accompanying consolidated financial statements are as follows.

Basis of presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

These consolidated financial statements have been on the going concern basis of accounting and are dependent upon the Company having sufficient liquidity to fund its operations for at least the next twelve months from the issuance of these consolidated financial statements in accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic No. 205-40, *Presentation of Consolidated financial statements—Going Concern.*

The Company incurred a loss of $233,196 and $248,206 for the years ended December 31, 2023 and 2022, respectively, and had an accumulated deficit of $1,096,812 and $863,616 as of December 31, 2023 and 2022. The Company's principal sources of liquidity have been from operations, the Small Business Administration, commercial and member loans, and a regulated equity crowdfunding campaign. The Company's internal plans and forecasts indicate that it will have sufficient liquidity to continue to fund its business and operations for at least the next twelve months. The Company intends to satisfy its current and future working capital and debt service obligations through the expansion of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with maturities of three-months or less at the acquisition date and money market funds to be cash equivalents.

The Company maintains cash and cash equivalent deposit accounts at a financial institution. Accounts at this institution are insured by the Federal Deposit Insurance Corporation for up to $250,000. As of December 31, 2023 and 2022, there were no uninsured bank balances.

Accounts receivable, net

Accounts receivable are recorded at the invoiced amount and do not accrue interest. Accounts receivable consists of receivables due from sales of its craft beer and spirits.

It is the Company's policy to provide for an allowance for doubtful accounts based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Normal receivables are due 30 days after the issuance of the invoice. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. There were no allowance for doubtful accounts as of December 31, 2023 and 2022, respectively. Recovery of bad debt was $0 and $92 for the years ended December 31, 2023 and 2022, respectively.

Opening and closing balances for accounts receivable were as follows:

	January 1, 2022	December 31, 2022	December 31, 2023
Accounts receivable, net	$ 15,933	$ 34,203	$ 43,144

Lanikai Brewing Company, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2023 and 2022

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory

Inventory consists of raw materials, work in progress, and finished goods. The Company values inventory at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Property and equipment, net

The Company's property and equipment primarily consist of production and packaging equipment. These items include fermenters, brite tanks, glycol chiller unit, walk-in refrigeration system, a keg washing machine, distilling equipment, a mobile canning line, and other brewing equipment. Additionally, the craft pub has bar furniture, a walk-in refrigeration unit, condensing unit, and a draft beer dispensing system, as well as leasehold improvements for electrical and flooring improvements.

Property and equipment are stated at cost less accumulated depreciation. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the improvement. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets are as follows.

Brewery equipment	10 years
Distilling equipment	10 years
Furniture and equipment	3 years
Vehicles	2 years

Major additions and improvements are capitalized, and routine expenditures for repairs and maintenance are charged to expenses as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is charged to income for the period.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company uses the risk-free-rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the risk-free-rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Revenue recognition

The Company's sources of revenue are as follows:

	2023	2022
Craft pub/restaurant	$ 1,901,810	$ 1,652,999
Beer and spirit sales	541,096	462,073
Promotional events	5,488	-
	$ 2,448,394	$ 2,115,072

Revenues are stated net of incentives, discounts, and returns. The Company's revenues are generated from activities that have a single performance obligation and are recognized at the point in time when control transfers and the Company's obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of our product. The cost of various programs, such as price promotions and rebates are recorded as a reduction of sales. There were no outstanding contract assets or liabilities as of December 31, 2023 and 2022.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Costs of goods sold

The Company's cost of goods sold includes costs incurred in the brewing and shipping of its craft beer. These costs include brewing materials, such as barley, hops, and various grains. Packaging materials, such as cans, cardboard, labels and caps are also included in our cost of goods sold. Additionally, the Company's cost of goods sold includes freight and shipping, work in process, finished goods, and manufacturing overhead costs (i.e., direct labor for brewing/production, electricity, and depreciation of brewing equipment).

Hawaii general excise tax

The State of Hawaii imposes a general excise tax of 4.0% on sales within the State, plus an additional 0.5% on such gross receipts within the City and County of Honolulu. It is the Company's policy to record these taxes in gross in revenues and costs of goods sold. Amounts billed and collected from customers and remitted to the State of Hawaii were $55,881 and $74,515 for the years ending December 31, 2023 and 2022, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

Income taxes

As a limited liability company, the Company has elected to be treated as a partnership for income tax purposes and is therefore not subject to income taxes. Taxable income or losses are reported by the members on their respective income tax returns based on their percentage of ownership. Consequently, no provision for income taxes is reported in the accompanying consolidated financial statements.

In evaluating a tax position for recognition, the Company evaluates whether it is more-likely-than not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than not recognition threshold, the tax position is measured and recognized in the Company's consolidated financial statements as the largest amount of tax benefit that, in management's judgment, is greater than 50% likely of being realized upon ultimate settlement.

The Company files income tax returns in the United States Federal and the State of Hawaii jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply.

The Company did not recognize any tax liabilities for income taxes associated with unrecognized tax benefits as of December 31, 2023 and 2022. It is the Company's policy is to include interest and penalties related to unrecognized tax benefits, if any, within the other expenses in the consolidated statements of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently adopted accounting pronouncements

New accounting pronouncements are issued by the FASB and are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes the impact of other recently issued accounting pronouncements will not have a material impact on the consolidated balance sheets or consolidated statements of operations, changes in members' deficit, and cash flows, or do not apply to the Company's operations.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. This ASU requires lessees to recognize right-of-use assets and lease liabilities for all leases, including operating leases, with a term greater than 12 months. Lessees will no longer be provided with a source of off-balance sheet financing. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. We are also required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available. The ASU was effective for the Company on January 1, 2022. The adoption of the standard did not have a material impact in the consolidated balance sheets and did not have an impact in the consolidated income statements. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases, while the Company's accounting for finance leases remained substantially unchanged.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326)* and in 2018 and 2019, issued subsequent amendments to the initial guidance: Codification Improvements to *Topic 326, Financial Instruments—Credit Losses, ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments; ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses,* (collectively, "ASU No. 2016-13"); ASU No. 2016-13 provides guidance for recognizing credit losses on financial instruments, including off-balance sheet exposures, based on an estimate of current expected credit losses model and the timing of when such losses are recorded. For the Company, the amendments are effective for years beginning after December 15, 2022, including interim periods within those years. Early adoption is permitted for fiscal years beginning after December 15, 2018, and interim periods therein. The Company adopted this ASU on January 1, 2023, with no material impact to the financial statements.

Reclassification

The Company has made certain reclassifications to conform its 2022 data to the current presentation. These reclassifications had no effect on the previously reported results of operations or cash flows.

NOTE 3 – INVENTORY

Inventory consists of the following as of December 31:

	2023	2022
Finished goods	$ 85,275	$ 58,113
Raw materials	38,823	61,277
Work in process	14,996	15,995
Total inventory	$ 139,094	$ 135,385

NOTE 4 – PROPERTY AND EQUIPMENT, net

Property and equipment consists of the following as of December 31:

	2023	2022
Brewery equipment	$ 592,668	$ 589,693
Distilling equipment	103,651	103,651
Furniture and equipment	145,911	145,911
Vehicles	39,699	39,699
Leasehold improvements	111,118	109,666
	993,047	988,620
Less accumulated depreciation	(629,937)	(524,570)
Total property and equipment, net	$ 363,110	$ 464,050

Depreciation expense was $105,321 for the year ended December 31, 2023, and was included as a component of costs of goods sold, $76,489, and operations, $28,832, in the accompanying consolidated statements of operations. Depreciation expense was $95,381 for the year ended December 31, 2022 and was included as a component of costs of goods sold, $72,989, and operations, $22,393 in the accompanying consolidated statement of operations.

NOTE 5 – MERCHANT LOANS

During the year ended December 31, 2021, the Company obtained the following two loans:

1) a $71,000 loan in April from a financial institution at an annual percentage rate of 9.99%. The term was 12 months and was paid off in April 2022.

2) a $50,000 loan in July from the company's distributor at an interest rate of 2% per annum. This loan was paid off in January 2023.

NOTE 5 – MERCHANT LOANS (continued)

During the year ended December 31, 2022, the Company obtained the following three loans:

1) a $45,000 loan in March from its point of sale ("POS") system provider with a fixed finance charge of $7,650 and a daily holdback of 4.99%. This loan was paid off in October 2022.

2) a $49,800 loan in October, also from the POS system provider, with a fixed finance charge of $2,490 and a daily holdback of 13.2%. This loan was paid off in January 2023.

3) a $100,000 loan in December from a financial institution at an annual percentage rate of 11.99% and a term of 18 months. There were six monthly payments remaining as of the end of December 2023, totaling $35,366.

During the year ended December 31, 2023, the Company obtained one loan:

1) a $50,000 loan in February from its POS system provider, with a fixed finance charge of $2,500 and a daily holdback of 10.56%. This loan was paid off in May 2023.

Interest expense

Interest expense on these loans were $11,023 and $11,100 for the years ended December 31, 2023 and 2022, respectively.

Future maturities

Future maturities of long-term notes payable are as follows for the years ending December 31:

2024	$ 35,366
	$ 35,366

NOTE 6 – SMALL BUSINSS ADMNISTRATION LOANS

During the year ended December 13, 2020, the Company obtained Economic Injury Disaster Loan ("EIDL") of $150,000. The terms of the EIDL require monthly principal and interest payments of $731 which started in June 2021. This note is for a period of 30 years and bears interest at 3.75%. In May 2022, the loan agreement was modified from $150,000 to $500,000. The loan still accrues interest at 3.75% and matures in 30 years.

Interest expense

Accrued interest payable on this loan was $18,567 and $13,113 for the years ended December 31, 2023 and 2022, respectively.

NOTE 6 – SMALL BUSINSS ADMNISTRATION LOANS (continued)

Future maturities

Future maturities of long-term notes payable are as follows for the years ending December 31:

2024	$	29,760
2025		29,760
2026		29,760
2027		29,760
2028		29,760
Thereafter		431,303
		580,103
Less interest accrued		(86,946)
	$	493,157

Covenants

This note is subject to certain financial covenants of which the Company was in compliance of as of December 31, 2023.

NOTE 7 – NOTES PAYABLE TO MEMBERS

Notes payable to members consist of advances made by members to fund continuing operations during the Company's start-up period; 2014 – 2016, and as needed in subsequent years. Amounts due to members are unsecured, bear interest at a rate of Prime plus 2.00%, or 10.50% and 9.50% as of December 31, 2023 and 2022, respectively, on the principal balances. Interest is compounded annually, and the notes are payable at a date in the future to be determined by the Company's management.

Interest expense

Interest expense on these loans was $26,793 and $21,383, for the years ended December 31, 2023 and 2022, respectively, and was added to the principal of the notes.

NOTE 8 – MEMBERS' EQUITY

Class A units

The Company is authorized to issue 6,000,000 shares of founder units, no par value. Of this amount, 6,000,000 are designated as Class A founder units. There were no units issued during the year ended December 31, 2023 and 2022, respectively.

Class A units are entitled to one vote per share and are senior to classes B and C units in liquidation.

NOTE 8 – MEMBERS' EQUITY (continued)

Preferred units

The Company is authorized to issue 4,293,998 shares of Preferred units, no par value. There were no units issued during the year ended December 31, 2023 and 2022, respectively.

Preferred units are entitled to one vote per share and are senior to all other classes of units in liquidation.

Class B units

The Company is authorized to issue 3,677,274 shares of Common units, no par value. Of this amount, 3,677,274 are designated as Class B employee units. There were no units issued during the year ended December 31, 2023 and 2022, respectively.

Class B units are entitled to one vote per share and are senior to class C units in liquidation.

Class C units

The Company is authorized to issue 1,028,728 shares of Common units, no par value. Of this amount, 221,227 are designated as Class C common units. During the year ended December 31, 2023, the Company issued 221,227 Class C units for $355,327.

Class C units are entitled to one vote per share. Class C units are subordinate to all other classes of units in liquidation.

Liability classified, equity-based compensation

The Company has elected early adoption of ASU No. 2018-07, *Improvements to Nonemployee Share-Based Payment Accounting*, which permits the measurement of equity-based compensation classified as a liability at its intrinsic value instead of its fair value. An equity-based award's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price. In certain cases, this means that equity-based compensation granted by the Company may have an intrinsic value of $0.

Unit issuance costs

As part of the unit offerings during 2023, the Company incurred $25,354 in legal, underwriting, and accounting fees, which were recorded as Unit Issuance costs on the Statement of member's deficit.

NOTE 9 – OPERATING LEASES

The Company occupies two commercial spaces under non-cancellable operating leases. The Company has classified these leases as operating leases. Certain leases provide for renewal options, Hawaii general excise tax, and common area maintenance. The Company's commercial space leases require it to make variable payments for the Companies proportionate share of property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Month-to-month and operating leases with a term of less than one year are not subject to the right-of-use asset and liability provisions of ASU No. 2016-02, *Leases (Topic 842)*.

Brewery lease

On June 27, 2014, the Company entered into a three-year non-cancellable operating lease agreement for its brewery. In August 2021, this lease was amended to exercise the renewal option extending the term to August 31, 2026. This lease contains escalation clauses and requires initial base rents of $6,808 per month with annual increases of 5% thereafter.

Kailua craft pub/restaurant lease

On June 1, 2017, the Company entered into a five-year non-cancellable operating lease agreement for its craft brew pub located in Kailua, Hawaii. This lease was extended through December 31, 2026. This lease contains escalation clauses and requires initial base rents of $7,930 per month with annual increases of 5% thereafter.

Haleiwa craft pub/restaurant lease

On February 1, 2021, the Company entered into a five-year non-cancellable operating lease agreement for its full-service bar and restaurant located in Haleiwa, Hawaii. Due to a complex wastewater discharge issue that is in the process of getting resolved, the commencement date of the lease is currently unknown. As of December 31, 2023, the commencement date of the lease is still currently unknown. The lease contains an option to extend for four additional years. This lease contains escalation clauses and requires initial base rents of $8,030 per month with annual increases of 3% thereafter.

Hilo commercial retail facility

On July 14, 2023, the Company entered into a ten-year non-cancellable operating lease agreement for an unimproved commercial retail space in Hilo, Hawaii that will be built out for operation as a full-service bar and restaurant. The commencement date of the lease is currently unknown due to the undetermined length of time for necessary design, construction, permitting and licensing for the business. The lease contains an option to extend for five additional years with escalation clauses. The lease requires initial base rents of $10,344 per month for the first five years.

NOTE 9 – OPERATING LEASES (continued)

Security deposits

Security deposits on these leases were $20,688 and $21,739 as of December 31, 2023 and 2022, respectively.

The components of the operating lease are as follow for the year ending December 31:

	2023
Operating lease cost	$ 371,440
Operating cash flow	$ 98,159
Right of use asset obtained	$ 677,488
Weighted average remaining lease term	5 years
Weighted average discount rate	3.14%

	2022
Operating lease cost	$ 307,998
Operating cash flow	$ 84,600
Right of use asset obtained	$ 495,813
Weighted average remaining lease term	5 years
Weighted average discount rate	2.83%

Rent expense

Total rent expenses were $240,112 for the year ended December 31, 2023, and is included as a component of costs of goods sold, $71,024, and occupancy expenses, $169,088, in the accompanying consolidated statement of operations. Total rent expense were $230,505 for the year ended December 31, 2022, and is included as a component of costs of goods sold, $67,782, and occupancy expenses, $162,723, in the accompanying consolidated statement of operations.

NOTE 9 – OPERATING LEASES (continued)

<u>Future minimum lease commitments</u>

Future minimum rental payments under non-cancellable operating leases are as follows for the years ending December 31:

2024	$	457,478
2025		471,728
2026		452,453
2027		239,137
2028		242,639
Thereafter		651,672
Total undiscounted		2,515,157
Less imputed interest		(1,939,925)
Total discounted	$	575,232

NOTE 10 – SUBSEQUENT EVENTS

The Company evaluated its December 31, 2023 and 2022, consolidated financial statements for subsequent events through March 26, 2024, the date the consolidated financial statements were available to be issued and did not identify any subsequent events for additional disclosure in the consolidated financial statements.

***

CERTIFICATION

I, Allan Darling, Principal Executive Officer of Lanikai Brewing Company LLC, hereby certify that the financial statements of Lanikai Brewing Company LLC included in this Report are true and complete in all material respects.

Allan Darling

CFO and Board Member